--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1


                               (AMENDMENT NO. 2)
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                             ---------------------

                       GENERAL NUTRITION COMPANIES, INC.
                           (NAME OF SUBJECT COMPANY)

                            NUMICO INVESTMENT CORP.
                                 NUMICO US, LP
                                  NUMICO, INC.
                             NUMICO NATIONAAL B.V.
                          NUTRICIA INTERNATIONAL B.V.
                             NUTRICIA HOLDINGS LTD.
                            KONINKLIJKE NUMICO N.V.
                                 (ROYAL NUMICO)

                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   37047F103

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              JULITTE VAN DER VEN
                            NUMICO INVESTMENT CORP.
                            C/O GUY E. SNYDER, ESQ.
                       VEDDER, PRICE, KAUFMAN & KAMMHOLZ

                            222 NORTH LASALLE STREET
                            CHICAGO, ILLINOIS 60601
                           TELEPHONE: (312) 609-7500

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:

                    GUY E. SNYDER, ESQ.                                        JOHN L. MACCARTHY, ESQ.
             VEDDER, PRICE, KAUFMAN & KAMMHOLZ                                    WINSTON & STRAWN
                 222 NORTH LASALLE STREET                                       35 WEST WACKER DRIVE
                  CHICAGO, ILLINOIS 60601                                      CHICAGO, ILLINOIS 60601
                      (312) 609-7500                                               (312) 558-5600

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 37047F103

--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    KONINKLIJKE NUMICO N.V.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    BK
--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

                                                                             / /
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    THE NETHERLANDS
--------------------------------------------------------------------------------

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


    63,136,906

--------------------------------------------------------------------------------

8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7)


    92.8%

--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 37047F103

--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    NUMICO INVESTMENT CORP.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    AF
--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

                                                                             / /
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


    63,136,906

--------------------------------------------------------------------------------

8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)


    92.8%

--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 37047F103

--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    NUMICO US, LP
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    AF
--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

                                                                             / /
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


    63,136,906

--------------------------------------------------------------------------------

8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)


    92.8%

--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 37047F103

--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    NUMICO, INC.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    AF
--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

                                                                             / /
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


    63,136,906

--------------------------------------------------------------------------------

8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)


    92.8%

--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 37047F103

--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    NUMICO NATIONAAL B.V.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    AF
--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

                                                                             / /
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    THE NETHERLANDS
--------------------------------------------------------------------------------

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


    63,136,906

--------------------------------------------------------------------------------

8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)


    92.8%

--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 37047F103

--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    NUTRICIA INTERNATIONAL B.V.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    AF
--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

                                                                             / /
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


    63,136,906

--------------------------------------------------------------------------------

8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)


    92.8%

--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 37047F103

--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    NUTRICIA HOLDINGS LTD.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    AF
--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

                                                                             / /
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    THE UNITED KINGDOM
--------------------------------------------------------------------------------

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


    63,136,906

--------------------------------------------------------------------------------

8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)


    92.8%

--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

    This Amendment No. 2 (the "Final Amendment") amends and supplements and constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1, as amended, originally filed with the Securities and Exchange Commission on July 9, 1999 (the "Schedule 14D-1") by Koninklijke Numico N.V., a company organized under the laws of The Netherlands ("Numico"), and Numico Investment Corp., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Numico. The Schedule 14D-1 and this Final Amendment relate to a tender offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of General Nutrition Companies, Inc., a Delaware corporation (the "Company"), at $25.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 9, 1999 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) with the
Schedule 14D-1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.



ITEM 1.  SECURITY AND SUBJECT COMPANY.



    Item 1 is hereby amended and supplemented to add the following:



    The Offer expired by its terms at 12:00 Midnight, New York City time, on Thursday, August 5, 1999.



ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.



    Item 5 is hereby amended and supplemented to add the following:



    As soon as practicable, Purchaser (i) intends to seek to procure the making of an application to the Nasdaq National Market for the Shares to be delisted from the Nasdaq National Market and (ii) will take measures to cause the termination of the registration of the Shares under the Exchange Act. The Purchaser will acquire the remaining Shares pursuant to the Merger.



ITEM 6.  INTERESTS IN THE SECURITIES OF THE SUBJECT COMPANY.



    Item 6 is hereby amended and supplemented to add the following:



    As of the time the Offer expired, the Purchaser, in accordance with the terms of the Offer, accepted for payment, and will promptly pay for, approximately 63,136,906 Shares that were validly tendered and not withdrawn, which represents approximately 92.8% of the issued and outstanding Shares. The Shares tendered include approximately 3,136,125 Shares tendered pursuant to Notices of Guaranteed Delivery. The information contained in Numico's press release dated August 6, 1999, a copy of which is filed herewith as Exhibit
(a)(10), is incorporated by reference herein.



ITEM 10.  ADDITIONAL INFORMATION.



    On August 6, 1999, Numico issued a press release, a copy of which is filed herewith as Exhibit (a)(10) and is incorporated by reference herein.



    As set forth in the press release, the Offer expired at 12:00 Midnight, New York City time, on Thursday, August 5, 1999. Numico also announced that it had been advised by the Depositary that at the time the Offer expired, approximately 63,136,906 Shares had been validly tendered and not withdrawn, representing approximately 92.8% of the issued and outstanding Shares. The Shares tendered include approximately 3,136,125 Shares tendered pursuant to Notices of Guaranteed Delivery. The foregoing description of the press release is qualified in its entirety by reference to a copy of the press release which is attached hereto as Exhibit (a)(10) and is incorporated by reference herein.



ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.



    Item 11 is hereby amended and supplemented to add the following:



    (a)(10) Press release, dated August 6, 1999.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: August 6, 1999


                                KONINKLIJKE NUMICO N.V.

                                By:  /s/ JOHANNES C.T. VAN DER WIELEN
                                     ------------------------------------------
                                     Name: Johannes C.T. van der Wielen
                                     Title: President and Chief Executive
                                     Officer

                                NUMICO INVESTMENT CORP.

                                By:  /s/ JULITTE VAN DER VEN
                                     ------------------------------------------
                                     Name: Julitte van der Ven
                                     Title: President

                                NUMICO US, LP

                                By: Numico, Inc., its general partner

                                By:  /s/ JULITTE VAN DER VEN
                                     ------------------------------------------
                                     Name: Julitte van der Ven
                                     Title: President

                                NUMICO, INC.

                                By:  /s/ JULITTE VAN DER VEN
                                     ------------------------------------------
                                     Name: Julitte van der Ven
                                     Title: President

                                NUMICO NATIONAAL B.V.

                                By:  /s/ JOHANNES C.T. VAN DER WIELEN
                                     ------------------------------------------
                                     Name: Johannes C.T. van der Wielen
                                     Title: President and Chief Executive
                                     Officer

                                NUTRICIA HOLDINGS LTD.

                                By:  /s/ JOHANNES C.T. VAN DER WIELEN
                                     ------------------------------------------
                                     Name: Johannes C.T. van der Wielen
                                     Title: Director

                                NUTRICIA INTERNATIONAL B.V.

                                By:  /s/ JOHANNES C.T. VAN DER WIELEN
                                     ------------------------------------------
                                     Name: Johannes C.T. van der Wielen
                                     Title: President and Chief Executive
                                     Officer

                                 EXHIBIT INDEX


   EXHIBIT
   NUMBER                                                  DESCRIPTION
-------------  ---------------------------------------------------------------------------------------------------
(a)(1)         Offer to Purchase, dated July 9, 1999.*

(a)(2)         Form of Letter of Transmittal with respect to the Shares.*

(a)(3)         Notice of Guaranteed Delivery.*

(a)(4)         Form of letter, dated July 9, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(5)         Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(6)         Press release, dated July 5, 1999.*

(a)(7)         Form of newspaper advertisement, dated July 9, 1999.*

(a)(8)         IRS Guidelines to Substitute Form W-9.*

(a)(9)         Press release, dated July 9, 1999.*

(a)(10)        Press Release, dated August 6, 1999.

(b)(1)         Commitment Letter, dated July 3, 1999, by and among ABN AMRO Bank N.V., J.P. Morgan Securities Ltd.
               and Numico.*

(c)(1)         Agreement and Plan of Merger, dated as of July 5, 1999, by and among the Company, Numico and the
               Purchaser.*

(c)(2)         Tender Agreement, dated as of July 5, 1999, by and among the Purchaser, Numico and certain stockholders of the Company.*

(c)(3)(i)      Employment Agreement, dated July 5, 1999, by and among Numico, the Company and William E. Watts.*

(c)(3)(ii)     Employment Agreement, dated July 5, 1999, by and among Numico, the Company and Gregory T. Horn.*

(c)(3)(iii)    Employment Agreement, dated July 5, 1999, by and among Numico, the Company and Mike K. Meyers.*

(c)(3)(iv)     Employment Agreement, dated July 5, 1999, by and among Numico, the Company and Donald G. Smith.*

(c)(3)(v)      Employment Agreement, dated July 5, 1999, by and among Numico, the Company and David R. Heilman.*

(c)(3)(vi)     Employment Agreement, dated July 5, 1999, by and among Numico, the Purchaser and Michael Locke.*

(c)(3)(vii)    Employment Agreement, dated July 5, 1999, by and among Numico, the Purchaser and Reginald N.
               Steele.*

(c)(3)(viii)   Employment Agreement, dated July 5, 1999, by and among Numico, the Company and John A. DiCecco.*

(c)(3)(ix)     Employment Agreement, dated July 5, 1999, by and among Numico, the Company and Edwin J. Kozlowski.*

(c)(3)(x)      Employment Agreement, dated July 5, 1999, by and among Numico, the Company and Russell L. Cooper.*

(c)(4)         Non-Competition and Non-Solicitation Agreement, dated July 5, 1999, by and among Numico, the
               Company and Gregory T. Horn.*


------------------------

*Previously filed.

   EXHIBIT
   NUMBER                                                  DESCRIPTION
-------------  ---------------------------------------------------------------------------------------------------
(c)(5)(i)      Confidentiality Agreement, dated May 26, 1999, by and between Numico and the Company.*

(c)(5)(ii)     Confidentiality Agreement, dated May 26, 1999, by and between the Company and Numico.*

(c)(6)         Benefits Letter, dated July 5, 1999, by and between the Company and Numico.*

(d)            None.

(e)            Not Applicable.

(f)            None.

------------------------

*Previously filed.